Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bionectech, Inc.
5900 Balcones Dr. Suite 27154
Austin, TX 78731
https://www.bionectech.com

Up to $1,234,998.00 in Common Stock at $3.00
Minimum Target Amount: $19,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Bionectech, Inc.
Address: 5900 Balcones Dr. Suite 27154, Austin, TX 78731
State of Incorporation: TX
Date Incorporated: April 25, 2025

Terms:

Equity

Offering Minimum: $19,998.00 | 6,666 shares of Common Stock
Offering Maximum: $1,234,998.00 | 411,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $498.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | Bonus Shares: 20%

As a valued member of the Bionectech community, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tech Pioneer: $500 Investment – Includes exclusive updates and a Bionectech supporter pin.

Innovator Access: $1,000 Investment – Includes all prior perks plus VIP webinar with Bionectech researchers.

Visionary Circle: $5,000 Investment – All prior perks + a 3D printed model of the Oncodefy device + 5% bonus shares.

Leader's Network: $10,000 Investment – All prior perks + Invitation to an annual strategy roundtable + 7% bonus shares.

Champion's Forum: $25,000 Investment – All prior perks + One-on-one with CEO + 10% bonus shares.

Founder's Syndicate: $50,000 Investment – All prior perks + Named recognition in lab area + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bionectech, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3/share, you will receive 110 shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be rounded down.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority on the waitlist if the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among time-based or amount-based bonuses. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus.

The Company and its Business

Company Overview

Bionectech, Inc. ("Bionectech" or the "Company") is a corporation organized under the laws of Texas that develops, integrates, and plans to commercialize AI-powered medication adherence and population health management technologies focused on enhancing clinical outcomes for chronic disease patients. The Company leverages artificial intelligence, predictive analytics, and integrated care coordination tools to improve real-time management of medication adherence across vulnerable populations, particularly elderly patients with complex chronic conditions including diabetes, hypertension, and cardiovascular disease.

Our planned business model consists of B2B2C healthcare partnerships and population health initiatives targeting healthcare systems, payers, pharmaceutical companies, and academic research institutions through our integrated RXSmart.ai platform that connects patients, caregivers, and clinical teams. Our technologies are designed to support value-based healthcare delivery by addressing the $100-300 billion annual cost burden of medication non-adherence while reducing the 125,000 preventable deaths attributed to poor medication compliance.Source: Magellan Health Insights. "Prescription Predicament: The Impact of Rising Drug Costs on Medication Adherence." Magellan Health Insights, 19 Feb. 2024.

The Company's flagship RXSmart.ai platform integrates three core modules: a Patient Engagement Platform with AI-driven personalized reminders, a Caregiver Support Portal with intelligent alerting systems, and a Clinician & Administrator Dashboard featuring population-level analytics, EHR integration, and automated reporting capabilities. The platform's core three-module architecture is operational within our University of Maryland clinical trials, including the Patient Engagement Platform with medication reminders and prerecorded family voice messages, the Caregiver Support Portal with basic alerting and monitoring, and the Clinician Dashboard with patient adherence tracking and basic analytics. However, several features are still in development and not yet fully implemented, including advanced AI-driven personalization at commercial scale, full EHR integration with major health systems (architecture designed, testing in progress), population-level analytics for commercial deployment, automated cross-system reporting capabilities, and machine learning voice adaptation (our current MVP uses prerecorded phrases with the ML version planned for future iterations). Our IRB-approved clinical trial is ongoing at University of Maryland and currently enrolling participants with a target of 100 patients, with peer-reviewed publications targeted for 2026 though no published outcomes data exists yet. Full commercial deployment with validated clinical outcomes data will follow successful completion of our clinical trials.

Corporate History

.Bionectech, Inc. is a Texas corporation established in 2023 to develop AI-powered healthcare technology solutions focused on medication adherence and population health management. The company was founded to address the critical challenge of medication non-adherence, which costs the U.S. healthcare system between $100-300 billion annually. Bionectech operates its flagship RXSmart.ai platform to improve clinical outcomes for patients with cognitive impairments and chronic diseases.

Corporate Structure

Bionectech, Inc. operates independently and does not currently have any parent. All operations, fundraising, and IP commercialization are centralized within the Company structure.

The Company's Intellectual Property (IP)

The Company has filed one provisional patent with the USPTO (Application #63/875,488) for a proprietary AI-Powered Medication Adherence System for Patients with Cognitive Impairments and Chronic Diseases, filed on September 4, 2025. The IP portfolio includes algorithmic models, trade secrets, and designs associated with our medication adherence technologies and the RXSmart.ai platform.

Competitors and Industry

The medication adherence technology market is estimated to be worth over $4.88B in 2025 and projected to grow by 14.04% CAGR through 2030, reaching $9.41B (Source: MarketsandMarkets). RXSmart.ai operates in a space with competitors like Medisafe, AllazoHealth, and MedAdhere AI, as well as indirect competitors such as Seen Health.

Direct Competitors:

- Medisafe is the industry leader in digital medication engagement platforms with proven patient-centric solutions

- AllazoHealth focuses heavily on AI-driven personalized patient interventions across therapeutic areas

- MedAdhere AI offers customizable AI solutions for medication adherence with EHR integration

Indirect Competition:

- Seen Health (seenhealth.org) provides technology-enabled healthcare for older adults with comprehensive medical care and social support, but notably lacks embedded AI systems for medication management

Despite the competitive landscape, we believe RXSmart.ai differentiates itself through its proprietary AI/ML algorithms which demonstrated 47% adherence improvement in its pilot study.

Current Stage and Roadmap

Bionectech is currently pre-revenue. RXSmart.ai's AI-powered medication adherence platform, designed for Alzheimer's and chronic disease patients, is currently in the pilot deployment stage.The Company is focused on:

- Pilot program deployment and testing

- Establishing strategic partnerships with University of Maryland School of Medicine for clinical validation

- Collecting real-world clinical data and outcomes

- Preparing for commercial scale deployment

The Company expects to generate its first revenue upon successful completion of pilot programs and commercial deployment.The platform is establishing a strategic partnership with University of Maryland School of Medicine. The Company has developed proprietary AI/ML algorithms and filed intellectual property protections for its core technology. Efforts over the next few years will focus on completing Phase II pilot expansions, regulatory compliance enhancements for full HIPAA and FHIR integration, and building additional strategic academic and industry partnerships. RXSmart.ai plans to expand its platform applications to other chronic disease indications and adjacent healthcare markets by leveraging AI and population health data integration into its comprehensive medication management architecture.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Dr. Ziad Gerges

Dr. Ziad Gerges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Principal Accounting Officer, and Director
  Dates of Service: August, 2023 - Present
  Responsibilities: Oversee operations of the Company. Ziad currently receives salary compensation of $250,000 per year for this role.

Name: David Finkelshteyn

David Finkelshteyn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer (CTO)
  Dates of Service: May, 2025 - Present
  Responsibilities: Chief Technology Officer leading all technology development for RXSmart.ai. Specializes in AI/ML systems for healthcare applications, developing proprietary algorithms and platform architecture with focus on HIPAA compliance and scalability. Responsible for technical strategy, product development, and engineering team leadership. Expertise: AI/ML Engineering, Healthcare Systems, Platform Architecture, Technology Leadership

Other business experience in the past three years:

- Employer: Pivotal AI
  Title: Chief Executive Officer (CEO)
  Dates of Service: July, 2023 - Present
  Responsibilities: Lead AI-driven software development company specializing in drug innovation, MVP development, data-driven solutions, big data, cloud systems, and scalable AI solutions across industries including healthcare, marketing, finance, and manufacturing. Oversee end-to-end project delivery, data engineering, web development, AI/ML implementation, and cloud applications. Expertise in Artificial Intelligence, Generative AI Tools, Machine Learning, Cloud Computing, and Data Science.

Other business experience in the past three years:

- Employer: UralChem
  Title: Data Scientist, Team Lead
  Dates of Service: September, 2021 - April, 2022
  Responsibilities: Led end-to-end design and implementation of data science models for scalable use across leading chemical company. Built predictive models for product pricing (increased revenue by approximately 3%), optimized manufacturing processes (decreased production costs by 10%), automated support ticket routing (increased efficiency by approximately 60%), and constructed data pipelines for machine learning projects. Managed team of data scientists using Python, SQL, and advanced machine learning algorithms.

Name: Luci Gabel

Luci Gabel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: May, 2024 - Present
  Responsibilities: Lead business operations

Other business experience in the past three years:

- Employer: George Washington University
  Title: Professor at the School of Medicine, Department of Clinical Research and Leadership

Dates of Service: April, 2021 - July, 2025
Responsibilities: Teaching nutrition at George Washington University School of Medicine, Department of Clinical Research and Leadership

Other business experience in the past three years:

- Employer: Leadership Optimal Performance
  Title: Leadership Performance Consultant, Coach, Trainer & Workshop Leader
  Dates of Service: January, 2019 - Present
  Responsibilities: Helping Impact-Driven Professionals & Teams Elevate to High Performance Leadership

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Bionectech, Inc. (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment.

Our business projections are only projections
There can be no assurance that Bionectech, Inc. will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its RXSmart.ai platform, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. There are limited number of established markets for the resale of these securities. If you decide to sell these securities in the future, you may not be able to find a buyer.

Your investment could be illiquid for a long time
The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business model, management team, or corporate structure which may adversely affect your investment.

Your information rights are limited with limited post-closing disclosures
Investors will only receive the limited information required under Regulation CF, including annual filings via Form C-AR.

Some early-stage companies may lack professional guidance
Unlike startups backed by institutional investors, early-stage companies like ours may not have access to advisory resources, which can increase operational risk.

If the Company cannot raise sufficient funds it will not succeed
Bionectech, Inc. is offering Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future. If the Company raises only the minimum amount, it will need to seek other funding sources to support planned operations. Failure to secure additional capital could result in the Company's inability to continue operations or execute its business plans.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit or equity financing to support growth. If we cannot secure favorable credit terms, we

may need to issue additional equity. This could dilute existing shareholders or require pricing lower than current valuations, potentially reducing the value of your investment.

Terms of subsequent financings may adversely impact your investment
Future financings, including debt or preferred equity, may come with terms that are more favorable to new investors. This could impact the rights of current investors and lead to valuation dilution.

Management's Discretion as to Use of Proceeds
Management retains broad discretion over how offering proceeds are allocated. Market conditions or company needs may cause reallocation from initial estimates.

Projections: Forward Looking Information
Any projections are based on management assumptions and are subject to change. External events may cause significant deviation from these projections.

The amount raised in this offering may include investments from company insiders or immediate family members
The amount raised in this offering may include investments from officers, directors, or their immediate family members. These investments will be included in the total raised.

Reliance on a single service or product
Bionectech, Inc. currently relies primarily on its RXSmart.ai medication adherence platform as its core product offering. Changes in healthcare technology adoption, shifts in medication management practices, regulatory changes affecting digital health solutions, or advancements in competing AI-powered healthcare platforms may impact the viability of our RXSmart.ai platform.

We may never have an operational product or service
The RXSmart.ai platform is currently in pilot deployment phase with select Maryland healthcare partners. While initial pilot results show promising outcomes, there is no guarantee that the platform will achieve full market deployment, meet projected clinical efficacy targets, or perform as intended at scale, which could result in significant losses for the Company and investors.

Supply Chain and Logistics Risks
RXSmart.ai may face disruptions in cloud infrastructure, third-party API integrations, or healthcare system connectivity. Such issues can delay platform deployment, increase operational costs, disrupt medication reminders for patients, or negatively impact healthcare provider satisfaction and patient outcomes.

Quality and Safety of our Product and Service
The accuracy and reliability of RXSmart.ai's AI algorithms and medication adherence data are critical to patient safety and clinical outcomes. Any issues with algorithm performance, data security breaches, incorrect medication reminders, or platform malfunctions can result in regulatory action, healthcare provider liability, loss of clinical partner trust, or potential harm to patients relying on the platform for medication management.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, non-accredited investors may not be eligible to receive securities in the acquiring company. Instead, their shares may be repurchased at a third-party valuation that could be below their initial purchase price. Investors should be aware that a cash buyout might occur under such circumstances and may not reflect their long-term investment value.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on healthcare market adoption assumptions. It is possible that RXSmart.ai will fail to gain acceptance among healthcare systems, physicians, or patients, adversely impacting the value of your investment.

We are an early stage company and have not yet generated any profits
Bionectech, Inc. was formed in 2023. We have limited operating history and no profits to date. There is no guarantee that we will achieve profitability or pay dividends.

We are an early stage company and have limited revenue and operating history
Bionectech has a short track record and is currently in pilot deployment phase with limited revenue from initial healthcare partners. Investment is based on belief in RXSmart.ai's potential and our leadership team. There is no assurance of profitability.

We are an early stage company operating in a new and highly competitive industry
Bionectech operates in the emerging AI-powered medication adherence sector with many established and new entrants including Medisafe, AllazoHealth, and major healthcare technology companies. This competitive landscape may limit our ability to grow, secure additional funding, or capture significant market share.

Intense Market Competition
The medication adherence technology market is highly competitive, with potential for RXSmart.ai to be overshadowed by better-funded or more established companies such as Medisafe (industry leader with proven patient engagement), AllazoHealth (AI-driven personalization across therapeutic areas), major EHR vendors expanding into medication management, or well-capitalized healthcare technology firms that may develop superior AI algorithms or secure exclusive partnerships with large health systems before Bionectech can establish market presence.

Vulnerability to Economic Conditions
Economic conditions, both globally and within healthcare markets, can significantly influence the success of Bionectech as an early-stage digital health startup. Economic downturns or healthcare budget cuts may lead to reduced healthcare system technology spending, limited access to venture capital funding, and decreased demand for new AI platforms like RXSmart.ai. Inflation, interest rates, and healthcare reimbursement changes can also increase operational costs, reduce healthcare system budgets for innovation, and negatively impact Bionectech's path to profitability. Additionally, changes such as inflation, recession, fluctuations in interest rates, reduced consumer spending, and shifts in investor sentiment can negatively affect the Company's ability to operate, raise capital, and achieve profitability. Early-stage companies such as Bionectech, Inc. are especially vulnerable to economic downturns and instability, which could adversely impact revenue generation and future fundraising efforts.

Uncertain Regulatory Landscape
Bionectech may face new healthcare regulations, HIPAA requirements, FDA guidelines for AI medical devices, or data privacy standards that impose additional compliance costs or operational burdens on RXSmart.ai. Non-compliance with healthcare regulations can result in legal penalties, loss of healthcare partnerships, exclusion from health systems, or reputational damage that could severely impact patient and provider trust. The evolving regulatory landscape for AI in healthcare creates significant operational risk for Bionectech.

We have existing patents that we might not be able to protect properly
The Company owns intellectual property, including one provisional patent, and intends to defend these rights. However, misappropriation or violations by competitors could occur, and costs of protection or litigation may affect company capital.

We have pending patent approval's that might be vulnerable
The provisional patent and other intellectual property might not be properly registered or adequately protected, leaving them exposed to infringement. Unregistered IP carries risks that could adversely impact the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Even in cases of clear infringement, enforcing intellectual property rights may be too costly. If litigation is not pursued, this could weaken the Company's market position and diminish potential revenue from licensing.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
The success of the Company is tied to its ability to attract and retain key employees. Failure to do so may disrupt operations

and impair the Company's ability to grow or maintain momentum.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Product development and sales depend on compliance with various regulations. Future changes may increase costs, restrict sales, or require changes in business operations.

Force majeure events
Unforeseeable events, such as pandemics, wars, acts of terrorism, or natural disasters, could severely disrupt operations, supply chains, partnerships, and business development activities. Any such events outside the Company's control could have a material adverse impact on Bionectech's financial condition, development timelines, and ability to bring its technology to market.

Adverse publicity
As a company in the biotechnology and digital health sectors, Bionectech is vulnerable to adverse media coverage, negative online reviews, or misinformation campaigns. These could damage its reputation, impact investor confidence, and reduce potential customer and partner interest, ultimately hindering the Company's growth and financial performance.

Development Risks
RXSmart.ai faces technical, regulatory, and market challenges in AI-powered medication adherence technology. Unforeseen complications in machine learning algorithm optimization, healthcare data privacy compliance, clinical validation requirements, or resistance from healthcare providers to adopt new digital health solutions may impact our ability to deploy RXSmart.ai to additional healthcare systems on projected timelines or at all.

Minority Holder Considerations
nvestors will be minority shareholders and have limited influence. Voting rights will be assigned by proxy to the CEO per the subscription agreement.

We will compete against established medication management practices
RXSmart.ai must compete against traditional medication management methods, existing digital health solutions, and healthcare providers' resistance to adopting new technology platforms, which may limit market penetration and slow adoption rates.

Intense Competition May Prevent Market Adoption and Business Success
The medication adherence market is highly competitive with numerous established competitors possessing greater resources, market presence, and proven products than RXSmart.ai. Healthcare providers may choose competitor solutions due to established relationships, proven track records, integration requirements, cost considerations, or risk aversion to new technologies. Major competitors include large healthcare IT platforms (Epic, Cerner), established adherence companies, well-funded digital health startups, and in-house healthcare system solutions. These competitors have significant competitive advantages including existing customer bases, greater financial resources, brand recognition, proven clinical outcomes, and established regulatory compliance. We may be unable to compete effectively, gain market share, or convince healthcare providers to adopt our platform. If we cannot achieve sufficient customer adoption and revenue, the business will fail and investors will lose their entire investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Ziad Gerges	2,333,334	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,333,334 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 333
  Use of proceeds: Incorporation expenses and initial operating capital. Founder Stock Issuance.
  Date: April 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe Bionectech can operate for approximately 16 months without generating revenue based on our current financial position and operating structure. As of October 29, 2025, we have $5,000.99 in cash on hand with a monthly burn rate of approximately $300 per month, which gives us a runway of 16 plus months at current minimal operating expenses. This conservative burn rate reflects our lean operational approach during the early development phase, though we anticipate expenses will increase significantly as we advance platform development, expand our team, and pursue commercial partnerships.

Foreseeable major expenses based on projections:

We anticipate our major expenses will be distributed across four primary categories as we scale operations. Product development and technology will represent approximately 40 to 45 percent of our budget, encompassing platform development and enhancement, AI and ML algorithm refinement, HIPAA compliance and security infrastructure, FHIR and EHR integration development, and quality assurance and testing. Personnel and team building will account for roughly 30 to 35 percent of expenses, including key hires such as engineers, clinical staff, and business development personnel, as well as contractor and consultant fees and team expansion necessary for commercial deployment. Sales, marketing, and business development activities will comprise approximately 15 to 20 percent of our budget, covering healthcare provider outreach, marketing materials and campaign execution, partnership development, and conference attendance to establish industry presence. Finally, operational and administrative expenses will represent about 10 percent of our budget, including legal and regulatory compliance, insurance and professional services, office infrastructure and tools, and general administrative expenses necessary to support company operations.

Future operational challenges:

We anticipate several significant operational challenges across multiple dimensions of our business. From a technology and development perspective, we face substantial challenges around platform development timelines, as building a HIPAA-compliant, AI-powered platform requires significant engineering resources and expertise. EHR integration complexity presents another major hurdle, particularly implementing FHIR standards across different hospital systems with varying technical infrastructures. We must also ensure our platform can scale effectively from pilot deployments to full commercial deployment while maintaining robust cybersecurity and data protection as we grow. On the market and partnership front, we expect to navigate long healthcare sales cycles, as hospital partnerships typically take 12 to 18 months to close, and we will face competition from established players with significantly more resources than our early-stage company. Healthcare provider adoption itself presents challenges due to change management requirements in the inherently conservative healthcare environment. From an execution and team perspective, attracting and retaining key team members with specialized healthcare technology expertise will be critical, as will managing growth effectively as we transition from pilot to commercial deployment. We will need to maintain focus and balance competing priorities across product development, clinical validation, and business development simultaneously.

Future challenges related to capital resources:

We face several significant challenges related to capital resources as we grow the business. Our primary funding availability risk is that there is no assurance additional capital will be available when needed or on terms acceptable to the company, particularly given the cyclical nature of venture capital markets and shifting investor sentiment in the digital health sector. Early investors will experience significant dilution through multiple funding rounds as we raise capital at increasing valuations to support growth, which is a standard but important consideration for seed-stage investors. We face timing challenges around capital needs, as we will likely need to raise additional capital before achieving certain key milestones that would command higher valuations, potentially forcing us to raise at less favorable terms. Finally, we must navigate a competitive capital environment where digital health funding has normalized significantly from the 2021 peak levels, meaning we face greater scrutiny and higher bars for clinical validation and traction compared to companies that raised capital during the more favorable funding environment of recent years.

Future milestones and events:

We have identified eleven critical milestones across near-term, medium-term, and long-term timeframes that will significantly impact the company. In the near term over the next zero to 12 months, successful completion of our StartEngine Regulation CF offering will provide initial capital for platform development and validation of market interest, representing our first outside capital beyond founder investment. Simultaneously, we are pursuing signed partnership agreements with healthcare institutions, which would provide institutional credibility and could increase our valuation by 30 to 50 percent for the next funding round. In the medium term over 12 to 24 months, we plan to raise a seed funding round of $250,000 to $500,000 from institutional investors, which will accelerate development, enable team expansion, and validate institutional interest. Securing our first commercial contracts and revenue-generating hospital or health system partnerships represents a massive inflection point that will prove our business model and begin generating recurring revenue, transforming us from pre-revenue to revenue-generating status. The launch of Platform Version 2.0 with full-featured commercial capabilities and EHR integration will deliver an enterprise-ready product for hospital deployment and remove the development risk discount from our valuation. Looking at the long term over 24 to 48 months, we anticipate a Series A funding round of $2 million to $5 million from institutional venture capital firms for commercial scaling, enabling major team expansion, multi-market deployment, and aggressive sales efforts, typically resulting in $15 million to $40 million post-money valuations. Multi-hospital deployment across 5 to 10 hospital systems will prove scalability, drive recurring revenue growth, provide reference customers, and establish a clear path to $1 million to $5 million in annual recurring revenue. Strategic partnership expansion with additional major healthcare systems will provide market validation and accelerated distribution, potentially triggering acquisition interest or commanding a premium Series B valuation. If we pursue FDA Breakthrough Device Designation, receiving this recognition as breakthrough technology would provide regulatory validation, create a competitive moat, establish reimbursement pathways, and hopefully lead us towards achieving profitability.*

*The above statements regarding potential milestones are forward-looking statements based on management's current expectations and business plans, which are subject to change. Actual results may differ materially due to various factors, including regulatory approvals, operational execution, and market conditions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 29, 2025, the Company's capital resources consist of $5,000.99 held in the Company's operating account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company will need to raise additional capital beyond this offering to fully execute its business plan. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Company is unable to raise additional capital, it may be forced to:

- Delay, scale back, or eliminate product development activities

- Reduce or eliminate marketing and sales efforts

- Curtail operational activities

- Seek strategic alternatives including sale or dissolution of the Company

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company currently has approximately 16 months of runway at its current minimal spending rate of $300 per month. However, upon raising capital, the Company will significantly increase operational spending to execute its business plan. At the increased post-fundraising spending levels of approximately $40,000 to $85,000 per month, the minimum offering amount will provide approximately 3 to 4 months of operational runway. This is based on a current monthly burn rate of approximately $15,000, primarily related to legal, administrative, and R&D costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for up to 18 months, based on the increased post-fundraising monthly burn rate and projected operational expenses, which include salaries, R&D, prototyping, and regulatory filings.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a potential follow-on equity raise and strategic partnerships. There are no concurrent offerings at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,000,002.00

Valuation Details:

This pre-money valuation of $7,000,000 was calculated internally by the Company's management without the use of any formal third-party evaluation, based on analysis of comparable companies in the digital health and medication adherence sectors. The pre-money valuation has been calculated on a fully diluted basis with 2,333,334 shares of Common Stock outstanding following a 7,007.01-to-1 forward stock split effected on November 7, 2025. The Company only has Common Stock outstanding. There are no outstanding options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Working Capital & Operations
  92.5%
  Immediate operational expenses including CEO compensation, strategic advisory compensation, platform hosting, regulatory compliance, legal fees, and general working capital to maintain operations during early-stage development.

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees

7.5%

- Product Development & Technology
  30.0%
  Complete development of RXSmart.ai platform including AI/ML algorithm refinement, FHIR/EHR integration, HIPAA-compliant infrastructure, mobile app enhancements, caregiver interface development, and technical infrastructure scaling.

- Marketing & Business Development
  30.0%
  Healthcare system partnership development, pilot deployment programs, clinical validation studies, marketing materials, trade show attendance, sales team hiring, and market entry initiatives to acquire hospital and care facility customers.

- Operations, Personnel & Working Capital
  32.5%
  CEO compensation, strategic advisory compensation, key personnel hiring (engineers, clinical staff, business development), operational expenses, legal and regulatory compliance, insurance, office operations, and general working capital to support growth and scale operations over 18-24 months.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.bionectech.com (www.bionectech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bionectech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Bionectech, Inc.

[See attached]

BIONECTECH

Bionectech, Inc.
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bionectech, Inc. Management

We have reviewed the accompanying financial statements of Bionectech, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
June 25, 2025

BIONECTECH, INC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	22,816	-
Accounts Receivable		-	-
Prepaid Expenses		1,000	1,500
Total Current Assets		23,816	1,500
Non-Current Assets:			
Fixed Assets - net	$	24,722	-
Intangible Assets - net		18,104	-
Total Non-Current Assets		42,826	-
TOTAL ASSETS		66,643	1,500
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	10,000	8,000
Accrued Expenses		4,000	3,500
Total Current Liabilities		14,000	11,500
Non-Current Liabilities:			
Non- current liabilities	$	-	-
Total Non-Current Liabilities		-	-
TOTAL LIABILITIES		14,000	11,500
EQUITY			
Common Stock	$	100	100
APIC		60,000	50,000
Accumulated Deficit		(7,457)	(60,100)
TOTAL EQUITY		52,643	(10,000)
TOTAL LIABILITIES AND EQUITY	$	66,643	1,500

See Accompanying Notes to these Unaudited Financial Statements

BIONECTECH, INC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Operating Expenses			
Research & Development	$	30,000	25,000
Legal & Professional		10,000	8,000
Payroll		20,000	15,000
General & Administrative		5,200	4,150
Depreciation Expense		5,278	-
Amortization Expense		5,396	-
Total Operating Expenses		**75,874**	**52,150**
Total Loss from Operations		**(75,874)**	**(52,150)**
Other Income (Expense)			
Financial Expenses	$	-	-
Total Other Income (Expense)		**-**	**-**
Net Income (Loss)	**$**	**(75,874)**	**(52,150)**

See Accompanying Notes to these Unaudited Financial Statements

BIONECTECH, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	33	100	-	-	100
Additional Paid-in Capital	-	-	50,000	-	50,000
Period Adjustment	-	-	-	(7,950)	(7,950)
Net income (loss)	-	-	-	(52,150)	(52,150)
Ending balance at 12/31/23	33	100	50,000	(60,100)	(10,000)
Issuance of Common Stock	-		-	-	-
Additional Paid-in Capital	-	-	10,000	-	10,000
Prior Period Adjustment	-	-	-	128,516	128,516
Net income (loss)	-	-	-	(75,874)	(75,874)
Ending balance at 12/31/24	33	100	60,000	(7,457)	52,643

See Accompanying Notes to these Unaudited Financial Statements

BIONECTECH, INC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(75,874)	(52,150)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		5,278	-
Amortization Expense		5,396	-
Accounts Receivable		-	-
Prepaid Expenses		500	(1,500)
Accounts Payable		2,000	8,000
Accrued Expenses		500	3,500
Prior Period Adjustment		128,516	(7,950)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		142,190	2,050
Net Cash provided by (used in) Operating Activities		66,316	(50,100)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(30,000)	-
Intangible Assets - net		(23,500)	-
Net Cash provided by (used in) Investing Activities		(53,500)	-
FINANCING ACTIVITIES			
Common Stock	$	-	100
APIC		10,000	50,000
Net Cash provided by (used in) Financing Activities		10,000	50,100
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period		22,816	-
Cash at end of period		22,816	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bionectech, Inc ("the Company") was formed in Texas on April 25th, 2023. The Company plans to generate revenue by using its AI powered device, OncoDefy, to deliver oncology diagnostics. This promotes healthcare using non-invasive technologies and data-driven solutions focusing on areas such as cancer, opioid use, and infectious diseases. The Company's headquarters is in Houston, Texas. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 and $22,816 in cash as of December 31, 2023 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**
Lab Equipment	5	25,000
Computer Hardware	3	5,000
Less Accumulated Depreciation		(5,278)
Totals		**24,722**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues by delivering AI-powered oncology diagnostics through the OncoDefy device and supporting analytics, with anticipated commercialization via licensing, clinical subscriptions, and data partnerships. The Company plans for payments to be collected at time of service or initiation of services. The Company's primary performance obligation is to deliver and validate the OncoDefy prototype, provide diagnostic data reports, and ensure functional AI-enabled analysis as part of clinical support.

The Company also plans to generate revenues by delivering AI-powered oncology diagnostics and digital decision-support via the OncoDefy platform, with future subscription-based and milestone-triggered commercial service models. The Company plans for payments to be collected at time of service or initiation of services. The Company's primary performance obligation is to deliver a validated AI diagnostic tool and supporting analytics/reporting services.

In addition, the Company also plans to generate revenues by delivering an AI-powered oncology diagnostics and analytics platform (OncoDefy), offered through prototype licensing, data access fees, and partnership-based research collaborations.. The Company plans for payments to be collected at time of service or initiation of services. The Company's primary performance obligation is to deliver diagnostic insights through the OncoDefy system, ensure device activation, and support AI-based data interpretation.a validated AI diagnostic tool and supporting analytics/reporting services.

General and Administrative

General and administrative expenses consist of bank charges, travel, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States, and Texas. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company did not make use of any loans, convertible notes or SAFE notes during 2023 and 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $3.00 per share. 33 shares were issued and outstanding as of 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 25, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Add to Watchlist

0 MINUTES LEFT

Invest in Bionectech

AI-Powered Medication Adherence - Remembering When Memory Fades

Bionectech is developing RXSmart.ai, an AI-powered medication adherence platform specifically designed for elderly patients with Alzheimer's, dementia, and chronic diseases. RXSmart.ai's AI-powered medication adherence platform has completed initial pilot validation and is expanding pilot testing for commercial deployment.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



RXSmart.ai
AI-Powered Medication Adherence
Remembering When Memory Fades
Bionectech is developing RXSmart.ai, an AI-powered medication adherence platform specifically designed for elderly patients with Alzheimer's, dementia, and chronic diseases like heart failure, diabetes, and COPD—preventing heart attacks, strokes, and hospitalizations.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$3.00 Per Share

MIN INVEST
$498

VALUATION
$7M

REASONS TO INVEST

- **Massive Problem with Vulnerable Population:** Medication non-adherence costs $100-300B annually and causes 125,000 preventable deaths. Alzheimer's patients face even greater challenges with memory-dependent medication management, creating urgent need for AI-driven solutions.

- **Strong Team with Healthcare Partners:** Our team includes experienced healthcare technology leaders and practicing physicians and we are collaborating with a University of Maryland School of Medicine lab for platform development and validation.

- **Revenue Opportunity:** Strategic healthcare partnerships, innovative AI technology targeting medication adherence, and scalable SaaS model addressing 125M chronic disease patients in a growing $9.41B market.

*RXSsmart.ai is currently being tested and not yet commercially available.

TEAM



Dr. Ziad Gerges • Founder, Chief Executive Officer, Principal Accounting Officer, and Director

Healthcare technology leader with deep experience in AI-driven healthcare solutions.

Read Less



Luci Gabel • Chief Operating Officer

COO with experience in organizational operations, leadership, and strategy. Former university faculty and published author with advanced training in business and phys



Read Less

hnology Officer (CTO)

. systems for healthcare applications.



David Finkelshteyn • Chief Te

Technical lead specializing in AI/

Read Less

pportunity

ets Massive Opportunity

The Market O

Perfect Storm: Market Timing M

Why Now? The Perfect Stor

Three massive forces converging NOW—regulatory man

tes, tech maturity, and demographic growth

Hospitals Are DESPERATE

80%+ of hospitals face CMS penalties totaling $564M annuall

They must solve readmissions—RXSmart.ai could be the answer.

$564M	14%	10,000	6.7M
Annual CMS penalties	Projected CAGR through 2030	Americans turning 65 DAILY	Americans with Alzheimer's by 2025

* $564M penalty figure based on CMS Hospital Readmissions Reduction Program FY 2018 c , the most recent peak year for penalties. Sources: American Hospital Association and NEJM Catalyst.

The Problem & Our Solut

ion

Alzheimer's disease affects more than 6 million Amer cans, with medication non-adherence creating devastating consequences for memory-impaired pati nts and their families. Current medication management systems fail vulnerable populations, pa cularly elderly patients with cognitive decline, resulting in adherence rates as low as 40-60%. The C nters for Medicare & Medicaid Services estimates that medication non-adherence contribute to $100-$300 billion in annual avoidable healthcare costs in the United States, creating enorm us economic burden alongside the emotional toll on caregivers managing loved ones with memory ss.

Bionectech is developing RXSmart.ai, an AI-driven pl form specifically designed for patients with Alzheimer's and memory-related conditions. The plat rm includes specialized caregiver support systems, simplified patient interfaces designed for co nitive decline, and AI algorithms that adapt to memory impairment patterns. This comprehensive ap roach aims to support families managing Alzheimer's care while providing gentle, memory-frie dly medication reminders that preserve patient dignity.

rt.ai

blem
lution

edication Crisis

use of preventable hospital
ts with chronic conditions—
nitive decline—struggle to manage
heart attacks, strokes, and
vented.

e Problem

COPD, kidney disease) plus 6M+ with

e

herence

RXSma

The Pro
& Our So

Solving the $290B M

The Crisis

Medication non-adherence is a leading
readmissions and healthcare costs. Patie
especially those with Alzheimer's and co
complex medication regimens, leading t
hospitalizations that could have been pr

The Human Cost: Preventable Suffering

The Scale of t

125M

Americans with chronic diseases (heart failure, diabete
Alzheimer's

$290B

Annual healthcare waste from medication non-adhere

125,000

Preventable deaths every year due to medication non

m designed for patients with chronic
d kidney disease—as well as those
nting heart attacks, strokes, and
n management and memory-friendly

tures

s, and medication schedules for personalized

decline and memory impairment

amilies managing loved ones' medications

ing patient independence

t yet commercially available.

e Crisis
ner

n compassionate care design to
spitalizations—transforming
5 million Americans

Saving Lives

Preventing 125,000 deaths annually through better medication management

n

ted to reach $9.41B by 2030 (14.04%
ntia care as the population ages. Our
tients, with 6+ million Americans living with

Our Solution

RXSmart.ai

An AI-powered medication adherence platfo
diseases like heart failure, diabetes, COPD, a
with Alzheimer's and cognitive decline—pre
hospitalizations through intelligent medicat
reminders.

Key Fea

AI algorithms that adapt
to individual patient patterns, memory challen
care

Simplified patient interfaces
designed for easy use by patients with cognitiv

Caregiver support features
providing real-time alerts and peace of mind fo

Dignity-preserving reminders
that prevent medical emergencies while maint

** RXSmart.ai is currently being tested and*

Solving th
Toget

RXSmart.ai combines AI technology w
prevent heart attacks, strokes, and h
medication adherence for

$290B Problem

Addressing the massive healthcare waste from medication non-adherence

The Market & Our Tractio

The medication adherence technology market is proje
CAGR), with increasing focus on Alzheimer's and dem
addressable market includes 125M chronic disease p
Alzheimer's representing our priority segment.

University of Maryland School of Medicine
School of Medicine

l healthcare crises: the $100B medication
mic. With strategic healthcare partnerships
e're developing a scalable solution for one of

ssion

es for patients with **Alzheimer's,**
rt failure, diabetes, and COPD
ce—**preventing heart attacks,**
lives and giving families peace of

nal Experience

fessionals, AI engineers, and family
zheimer's care and chronic disease
management isn't just about pills—it's
ttacks and strokes, reducing family
quality of life."

— Dr. Ziad Gerges, Founder & CEO

ments subject to risks, uncertainties, and market
re performance.

Current Development Status:

- Active pilot testing program in collaboration wit
- Strategic relationship with University of Marylar

Why Invest

Bionectech is addressing the intersection of two critic
adherence problem and the growing Alzheimer's epic
and specialized focus on memory-impaired patients,
healthcare's most vulnerable populations.

Our Mi

To preserve dignity and improve outcor
dementia, and chronic diseases like h
through AI-powered medication adher
strokes, and hospitalizations while savi
mind.

Born from Perso

"RXSmart.ai was created by healthcare pr
caregivers who have ***personally navigated***
management. *We understand that medicatio*
about ***preserving dignity, preventing heart***
stress, and maintainin

The company goals presented herein are forward-looking stat
fluctuations, and should not be construed as a guarantee of fu

Competitive Advantages

ence improvement potential
nless EHR connectivity
paired patients
lidation and market access
g proven chronic care management patterns


t.ai
lvantages
e Competition


ion in
Medication
echnology
nericans with chronic diseases
decline

BSITE
w Site

on adherence platform
nentia, and chronic diseases.
ompleted initial pilot validation

UATION
1

IDING GOAL
K - $1.23M

- Proprietary AI/ML algorithms designed for adhe
- HIPAA-first design with FHIR integration for sea
- Specialized focus on Alzheimer's and memory-i
- Healthcare institution collaboration for clinical v
- Evidence-based development approach followi


RXSmar
Competitive A
What Sets Us Apart from t


Innovat
AI-Powered
Adherence T
Purpose-built to serve 125 million A
and cognitive

ABOUT

HEADQUARTERS
5900 Balcones Dr. Suite 27154
Austin, TX 78731

WE
Vi

Bionectech is developing RXSmart.ai, an AI-powered medica
specifically designed for elderly patients with Alzheimer's, de
RXSmart.ai's AI-powered medication adherence platform has
and is expanding pilot testing for commercial deployment.

TERMS

Bionectech

Overview

PRICE PER SHARE
$3

VA
$7

FU
$2

ERING TYPE
ity

ARES OFFERED
nmon Stock

es

Prior Fiscal Year-End
$1,500
$0
$0
$11,500
$0
$0
$0
$0
-$52,150

not invest any funds in this offering unless
ing an investment decision, investors must
rms of the offering, including the merits and
mended or approved by any federal or state
rmore, these authorities have not passed
e U.S. Securities and Exchange Commission
ed or the terms of the offering, nor does it
ing document or literature. These securities
wever, the U.S. Securities and Exchange
ation that these securities are exempt from

Breakdown

MIN INVESTMENT
$498

OF
Eq

MAX INVESTMENT
$1,234,998

SH
Co

MIN NUMBER OF SHARES OFFERED
6,666

MAX NUMBER OF SHARES OFFERED
411,666

Maximum Number of Shares Offered subject to adjustment for bonus sha

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End
Total Assets	$66,643
Cash & Cash Equivalents	$22,816
Accounts Receivable	$0
Short-Term Debt	$14,000
Long-Term Debt	$0
Revenue & Sales	$0
Costs of Goods Sold	$0
Taxes Paid	$0
Net Income	-$75,874

Risks

A crowdfunding investment involves risk. You shoul
you can afford to lose your entire investment. In ma
rely on their own examination of the issuer and the
risks involved. These securities have not been reco
securities commission or regulatory authority. Furth
upon the accuracy or adequacy of this document. T
does not pass upon the merits of any securities offe
pass upon the accuracy or completeness of any offe
are offered under an exemption from registration; h
Commission has not made an independent determi
registration.

es. See Bonus info below.

the Company (the "CEO"), or his or her successor, as the
ne and with full power of substitution, to, consistent with this
and receive notices and communications, (iii) execute any
iate in the exercise of its authority under this instrument, and
or the accomplishment of the foregoing. The proxy and power
terest. Such proxy and power will be irrevocable. The proxy
h, incompetency and disability of the Subscriber and, so long
the Subscriber or any other entity holding the Securities.
underwritten public offering pursuant to an effective
and sale of Common Stock or the effectiveness of a
g the Common Stock.

es. See Bonus info below.

ditional bonus shares.

s

s

s

us shares

s shares

ctech supporter pin.

webinar with Bionectech researchers.

el of the Oncodefy device + 5% bonus shares.

n annual strategy roundtable + 7% bonus shares.

with CEO + 10% bonus shares.

gnition in lab area + 15% bonus shares.

nvestment in the same offering that meets the minimum perk
ubmits multiple investments that, when combined, meet the

ive non-bonus share perks due to tax laws. The Internal
estor receives an immediate, personal financial gain on
must refuse those non-bonus share perks because they would

s that are committed by investors that are eligible for the
ill receive a 10% bonus for any shares they purchase in this
e, you will receive 110 shares, meaning you'll own 110 shares
be rounded down.

tors eligible for this bonus will also have priority on the
e the first opportunity to invest should room in the offering

time-based or amount-based bonuses. Eligible investors will

re not limited to the following over $10,000: Salary payments

**Maximum number of shares offered subject to adjustment for bonus sh*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer
Subscriber's true and lawful proxy and attorney, with the power to act a
instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) giv
instrument or document that the CEO determines is necessary or appro
(iv) take all actions necessary or appropriate in the judgment of the CEO
granted by the Subscriber pursuant to this Section are coupled with an
and power, so long as the Subscriber is an individual, will survive the de
as the Subscriber is an entity, will survive the merger or reorganization
However, the Proxy will terminate upon the closing of a firm-commitme
registration statement under the Securities Act of 1933 covering the of
registration statement under the Securities Exchange Act of 1934 cove

**Maximum number of shares offered subject to adjustment for bonus sh*

Investment Incentives & Bonuses*

Loyalty Bonus | Bonus Shares: 20%

As a valued member of the Bionectech community, you are eligible for a

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus share

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus share

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus sha

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus sha

Early Bird 6: Invest $50,000+ within the first 2 weeks | 35% bonus sha

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% b

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bo

Amount-Based Perks

Tech Pioneer: $500 Investment – Includes exclusive updates and a Bio

Innovator Access: $1,000 Investment – Includes all prior perks plus V

Visionary Circle: $5,000 Investment – All prior perks + a 3D printed mo

Leader's Network: $10,000 Investment – All prior perks + Invitation to

Champion's Forum: $25,000 Investment – All prior perks + One-on-on

Founder's Syndicate: $50,000 Investment – All prior perks + Named re

*In order to receive perks from an investment, one must submit a singl
requirement. Bonus shares from perks will not be granted if an investor
perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot re
Revenue Service (IRS) prohibits self-dealing transactions in which the i
investments owned by their retirement account. As a result, an investor
be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bionectech, Inc. will offer 10% additional bonus shares for all investme
StartEngine Venture Club. This means eligible StartEngine shareholders
offering. For example, if you buy 100 shares of Common Stock at $3/sh
for $300. Fractional shares will not be distributed and share bonuses w

This 10% Bonus is only valid during the investor's eligibility period. Inve
waitlist if the company surpasses its maximum funding goal. They will h
become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for amo
also receive the Venture Club Bonus and the Loyalty Bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include bu
made to one's self, a friend or relative.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

ught
nt?

S

r the offering end date.

FUNDS RECEIVED

FUNDS INVESTED

our money by offering rewards and

hat way!

Ice breaker! What br
you to this investm

HOW INVESTING WORK

Cancel anytime before 48 hours before a rolling close

SIGN UP

SUBMIT ORDER

FUNDS IN TRANSI

WHY STARTENGINE?

REWARDS

We want you to succeed and get the most out o memberships!

SECURE

Your info is your info. We take pride in keeping i

DIVERSE INVESTMENTS

Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can c
income or 10% of their net worth per year, whichev
accredited investors.

With Regulation Crowdfunding, non-accredited inve
than $124,000 are limited to invest a maximum of 5
those with an annual income and net worth greater
10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retire
IRA account through StartEngine. To get started, sin
and step-by-step instructions.

Already have a self-directed IRA with another provi
please note that the process will be manual and ma

When will I receive my shares?

At the close of an offering, all investors whose fund
in the disbursement. At this time, each investor will
Countersigned Subscription Agreement, which will
forward.

Please keep in mind that a company can conduct a
throughout the duration of the campaign. If you are
be emailed your countersigned subscription agreem
following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, an
involved with whether the company chooses to list
thereafter. Therefore, StartEngine has no control or
the live offering. In addition, we are not permitted t
contact a financial professional to discuss possible

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to
throughout the campaign up until 48 hours before t
company does a rolling close, they will post an upda
opportunity to cancel during this timeframe. If you d
your funds will be invested in the company, and you
investment. If your funds show as 'Invested' on you
longer be canceled.

For Regulation A+, StartEngine allows for a four-hou
window has passed, it is up to each company to set
the company's cancellation policy in the company's

Once your investment is canceled, there is a 10-day
investment was submitted). After your funds have c
within 10 business days.

Refunds that are made through ACH payments can
Unfortunately, we are at the mercy of the bank, but
refund as soon as possible. However, every investm
in order to be sent back to the account associated w

ly invest a maximum of 10% of their annual
is greater. There are no restrictions for

tors with an annual income or net worth less
% of the greater of those two amounts. For
han $124,000, they are limited to investing

ent funds. You can open a self-directed
ly visit **our IRA page** for more information

er? You can still invest on StartEngine, but
take longer to complete.

have "cleared" by this time will be included
eceive an email from StartEngine with their
rve as their proof of purchase moving

ries of "closes" or withdrawals of funds
cluded in that withdrawal period, you will
nt and proof of purchase immediately

once the offering is closed, we are no longer
ares on a secondary market or what occurs
sight into your investment after the close of
provide financial advice. You may want to
vestment outcomes.

ancel their investment at any point
closing of the offering. Note: If the
to their current investors, giving them the
not cancel within this 5-day timeframe,
ill no longer be able to cancel the
account dashboard, your investment can no

cancellation period. Once the four-hour
eir own cancellation policy. You may find
ffering circular.

learing period (from the date your
ared the bank, you will receive your refund

ke up to 10 business days to clear.
e will do everything we can to get you your
nt needs to go through the clearing process
h the investment.

ding and Regulation A+?

(Reg A+) help entrepreneurs crowdfund
d investors. The differences between these
differing amounts of money companies are
requirements. To learn more about
on A+, click here.

Know Us

Let's Work Together

Raise Capital
Refer a Founder, earn $10k
Success Stories
Partnerships

Need Help

Contact Us
Help Center

se Privacy Policy Disclaimer Annual Reports Form CRS Reg. BI Disclosure

R OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON
E OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

owdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and
y Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the
A's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a
ontacting SIPC at (202) 371-8300.

n are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2)
vestors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-
StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

oved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or
securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such
ness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind
mation on this site or the use of information on this site.

vestment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You
pany securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific
ng the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice.
hose investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

ur **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The
licitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

tEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

E Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It
on Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation
e facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the

What is the difference between Regulation Crowdfu

Both Title III (Regulation Crowdfunding) and Title I
capital investments from unaccredited and accredit
regulations are related to the investor limitations, t
permitted to raise, and differing disclosure and filin
Regulation Crowdfunding, click here, and for Regula

More FAQs

@ 2025 All Rights Reserved

Download on the App Store

GET IT ON Google Play

Get To

Our Team
Careers
Blog

Terms of

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON TH
STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEG

www.StartEngine.com is a website owned and operated by StartEngine

Unless indicated otherwise with respect to a particular issuer, all securiti
Exchange Commission (SEC) and **here** as a member of the Financial Indu
background of our broker-dealer and our investment professionals on FI
member of SIPC and explanatory brochures are available upon request b

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), wh
Regulation D offerings (Rule 506(c)), which are offered only to accredited
accredited and accredited investors alike. These offerings are made thro

Any securities offered on this website have not been recommended or ap
recommendation and do not provide any legal or tax advice concerning a
securities. StartEngine does not verify the adequacy, accuracy, or comple
whatsoever related to the adequacy, accuracy, or completeness of any in

Investing in private company securities is not suitable for all investors. A
must be prepared to withstand a total loss of your investment. Private co
risks, and you should complete your own independent due diligence rega
Accordingly, investing in private company securities is appropriate only f

By accessing this site and any pages on this site, you agree to be bound b

Canadian Investors

Investment opportunities posted and accessible through the site will not
securities offered on this site are not offered in jurisdictions where public

California Investors Only – **Do Not Sell My Personal Information** (800-3

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by S

StartEngine Secondary ("SE Secondary") is our investor trading platform.
allows investors to trade shares purchased through Regulation A+, Regul
to transactions on SE Marketplace, specifically refers to transactions tha
moment that they are matched.

sers can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily
r investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based
ties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies,
ential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the
ilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform
ry parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these
lve longer processing times compared to SE Secondary for the above-stated reasons.

guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to
s collateral.

has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by
wise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on whic
through SE Primary. As a bulletin board platform, SE BB provides a venue
on indicated interest from sellers and will need to be confirmed. Even if p
including among others, effecting of the transfer of the shares from the p
trading of securities by matching orders between buyers and sellers and
including, by among other things, approaching the issuer and other neces
transactions are conducted via SE BB, and that these transactions may in

Even if a security is qualified to be displayed on SE Marketplace, there is
liquidate your investment for some time or be able to pledge these share

The availability of company information does not indicate that the compa
StartEngine. StartEngine does not (1) make any recommendations or oth
investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Healthcare wastes 100 billion dollars annually because half of chronic patients don't take their medications correctly. This isn't just a compliance problem. It's a massive market opportunity. Meet RXSmart.ai. The AI powered platform transforming medication adherence through real-time monitoring and personalized interventions.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Bionectech, Inc.
805032254

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 11/13/2025

Effective: 11/13/2025

Jane Nelson
Secretary of State

CERTIFICATE OF AMENDMENT
OF
BIONECTECH, INC.,
a Texas Corporation

1. Entity Name
The name of the filing entity is Bionectech, Inc. (the "**Corporation**").

2. File Number
The file number issued to the Corporation by the Secretary of State is 805032254.

3. Amendment to the Certificate of Formation
This amendment to the Certificate of Formation was duly adopted to read as follows:

Article 4 – Authorized Shares and Capitalization (as amended):

The total number of shares of stock that the Corporation is authorized to issue is Ten Million (10,000,000), all of which are designated as Common Stock, $0.00001 par value per share.

Effective upon the filing of this Certificate of Amendment (the "**Effective Time**"), each one (1) issued and outstanding share of the Corporation's Common Stock immediately prior to the Effective Time shall be automatically split and converted into 7,007.01 shares of Common Stock (the "**Forward Stock Split**").

Each stock certificate (or book-entry notation) representing shares of Common Stock immediately prior to the Effective Time shall thereafter represent the number of shares resulting from the Forward Stock Split, and no fractional shares shall be issued. Any fractional share resulting from the Forward Stock Split shall be rounded up to the nearest whole share.

4. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

The Registered Agent is changed to Northwest Registered Agent, LLC.

The address of the agent is:

5900 Balcones Drive
STE 100
Austin, TX 78731

5. Date of Adoption of Amendment

The amendment was adopted by the Board of Directors and approved by the Sole Shareholder on November 7, 2025.

6. Statement of Approval

The amendment has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

7. Effective Date of Filing

This document becomes effective when the document is filed by the Secretary of State.

8. Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute this document on behalf of the Corporation.

Date: November 7, 2025

BIONECTECH, INC., a Texas corporation

By: ______________________

Name: Ziad Gerges

Title: President

Exhibit G

Test The Waters Materials

(See attached)

TESTING THE WATERS COMMUNICATION

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

Market Opportunity Analysis

RXSmart.ai | Bionectech, Inc. | August 2025

The $290 Billion Problem

$290B

Annual healthcare waste

125,000

Preventable deaths/year

6M+

Americans with Alzheimer's

80%+

Hospitals facing penalties

Medication non-adherence is a leading cause of preventable hospital readmissions. Patients with chronic conditions struggle to manage complex medication regimens.

The result: heart attacks, strokes, and hospitalizations that could have been prevented.

Market Size & Growth

$9.41B

Market Size by 2030

14%

CAGR Growth Rate

125M

Addressable Patients

Why Now? Three Forces Converging:

- Regulatory Mandates: CMS Hospital Readmissions Reduction Program creates financial urgency
- Technology Maturity: AI/ML, mobile health, and EHR integration now scalable
- Demographic Growth: 10,000 Americans turning 65 daily; 6.7M with Alzheimer's by 2025

Target Customers

Hospitals & Health Systems

Facing CMS readmission penalties

Skilled Nursing Facilities

High-risk elderly populations

Assisted Living Communities

Memory care units

Accountable Care Organizations

Value-based care incentives

Medicare Advantage Plans

Quality metrics & STAR ratings

Home Health Agencies

Remote patient monitoring

TESTING THE WATERS COMMUNICATION

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

RXSmart.ai

AI-Powered Medication Adherence

Remembering When Memory Fades

Investor Presentation | Bionectech, Inc. | August 2025

The Healthcare Crisis

$290B

Annual healthcare waste from non-adherence

125,000

Preventable deaths every year

6M+

Americans with Alzheimer's struggling with meds

Medication non-adherence is a leading cause of preventable hospital readmissions.

The result: heart attacks, strokes, and hospitalizations that could have been prevented.

The Human Cost: Preventable Suffering

Our Solution: RXSmart.ai

AI-driven platform purpose-built for patients with Alzheimer's and memory-related conditions

Caregiver Support

Real-time monitoring for families

Simplified Interfaces

Designed for cognitive decline

Adaptive AI

Learns individual patterns

Dignity-Preserving

Maintains independence

HIPAA-Compliant

Healthcare-grade security

EHR Integration

FHIR connectivity

Exhibit G
Test The Waters Materials
(See attached)

Market Opportunity

$9.41B
Market by 2030

14%
CAGR Growth

125M
Addressable Patients

Target Customers:

Hospitals, SNFs, Assisted Living, ACOs, Medicare Advantage Plans, Home Health Agencies

Why Now?

• CMS penalties creating urgency • AI/ML technology now mature • 10,000 Americans turning 65 daily

Competitive Advantages

Specialized Focus

Purpose-built for Alzheimer's—not generic reminders

Proprietary AI/ML

Adherence improvement potential

HIPAA-First

Healthcare-grade security & FHIR/EHR integration

Caregiver Integration

Family support systems for peace of mind

Leadership Team

Dr. Ziad Gerges

CEO / Founder

Healthcare technology leader with AI solutions experience

David Finkelshteyn

CTO / AI Architect

AI/ML expert focused on HIPAA compliance

Dr. George Hennawi

Medical Advisor

Practicing physician with elderly care expertise

Luci Gabel

Strategic Advisor

Population health & care coordination expert

Milestones

Current Status

- Platform development in progress
- Texas corporation with clean cap structure
- Leadership team assembled
- Healthcare partner discussions underway

Near-Term Goals (12-18 mo)

- Complete MVP and beta testing
- Launch pilots with 3-5 healthcare systems
- Achieve first commercial contracts
- Scale to 500+ active patients
- Publish clinical validation research

Why Invest in RXSmart.ai?

- Critical healthcare need: $290B medication non-adherence crisis
- Proprietary AI with specialized cognitive decline focus
- Massive market: $9.41B growing at 14% CAGR
- First-mover in Alzheimer's/dementia medication management
- Preventing heart attacks, strokes, and hospitalizations
- Experienced healthcare technology team

Competitive Landscape

RXSmart.ai | Bionectech, Inc. | August 2025

Competitive Positioning

Large Healthcare IT

Epic, Cerner, Allscripts

Gap: Generic features, not specialized for cognitive decline

Pharmacy Chains

CVS, Walgreens programs

Gap: Limited to prescription refills, no AI personalization

Consumer Apps

Medisafe, Mango Health

Gap: Consumer-focused, lack healthcare system integration

RXSmart.ai Differentiation: Purpose-built for cognitive decline with AI/ML, caregiver support, and EHR integration

Our Competitive Advantages

Proprietary AI/ML

50%+ adherence improvement potential

HIPAA-First Design

Built for healthcare from day one

Specialized Focus

Purpose-built for Alzheimer's & dementia

Caregiver Integration

Family support systems built-in

Barriers to Entry

- HIPAA compliance requirements and healthcare security standards
- Complex EHR/FHIR integration requiring specialized expertise
- Long healthcare sales cycles (12-18 months typical)
- Domain expertise in cognitive decline and elderly care
- Trust relationships with healthcare institutions

RXSmart.ai

AI-Powered Medication Adherence for Elderly Patients

Remembering When Memory Fades

Every day, thousands of elderly Americans with Alzheimer's disease and other chronic conditions miss critical medications, not because they don't want to take them, but because they simply can't remember. The consequences are devastating: heart attacks, strokes, emergency hospitalizations, and too often, preventable deaths.

Bionectech, Inc. is building RXSmart.ai to change that. We're developing an AI-powered medication adherence platform specifically designed for elderly patients with cognitive decline, a solution that combines cutting-edge technology with the compassion and dignity these patients deserve.

The Problem We're Solving

Medication non-adherence costs the U.S. healthcare system $290 billion annually and claims 125,000 lives every year. More than 6 million Americans living with Alzheimer's disease struggle daily to manage their medications. Current solutions—pill boxes, smartphone apps, pharmacy reminders, simply aren't designed for patients with memory impairment.

Meanwhile, hospitals are under intense financial pressure. Over 80% face CMS readmission penalties totaling $564 million annually. They need effective solutions to help patients stay healthy after discharge, especially the elderly patients most at risk for readmission.

What We're Building

RXSmart.ai is an AI-driven platform purpose-built for patients with Alzheimer's, dementia, and chronic diseases like heart failure, diabetes, and COPD. Unlike generic reminder apps, our platform is designed from the ground up for cognitive decline.

We provide specialized caregiver support systems that give families real-time peace of mind. Our simplified interfaces are designed specifically for patients with memory impairment. Our AI algorithms adapt to individual memory patterns and disease progression. Most importantly, our dignity-preserving reminders help patients maintain their independence and self-worth.

The platform is HIPAA-compliant from day one, with FHIR/EHR integration for seamless connectivity with healthcare systems.

The Market Opportunity

The medication adherence technology market is projected to reach $9.41 billion by 2030, growing at 14% annually. With 125 million Americans managing chronic conditions and 10,000 turning 65 every day, the need for effective solutions is only accelerating.

Our target customers include hospitals facing readmission penalties, skilled nursing facilities caring for high-risk elderly patients, assisted living communities with memory care units, and accountable care organizations with value-based incentives. These organizations are actively seeking solutions that work for their most vulnerable patients.

How We'll Make Money

We're building a B2B2C SaaS business with per-patient-per-month (PPPM) subscriptions paid by healthcare providers. Our target pricing is $15-45 PPPM based on patient volume and risk level. The value proposition for healthcare institutions is clear: ROI through reduced readmission penalties and improved value-based care metrics.

Our five-year revenue projection shows growth from $1.2 million in Year 1 to $120 million in Year 5 as we expand from pilot partnerships to multi-hospital system contracts.

Our Team

Dr. Ziad Gerges, our CEO and Founder, is a healthcare technology leader with deep experience in AI-driven healthcare solutions.

David Finkelshteyn serves as our CTO and AI Architect, bringing specialized expertise in building AI/ML systems for healthcare with a focus on HIPAA compliance and scalability.

Dr. George Hennawi, our Medical Advisor, is a practicing physician who brings critical clinical expertise in medication management and elderly care.

Luci Gabel, our Strategic Advisor, contributes expertise in population health, care coordination, and healthcare system integration.

Where We Are Today

Platform development is underway. We've incorporated as a Texas corporation with a clean capitalization structure. Our leadership team is in place, and we're in active discussions with healthcare partners for pilot programs.

Over the next 12-18 months, we plan to launch pilot programs with 3-5 healthcare systems, achieve our first commercial contracts, scale to 500+ active patients, and publish clinical validation research.

Use of Funds

Capital raised will accelerate platform development, including AI/ML algorithm refinement, mobile app development, and EHR integration. Funds will also support regulatory compliance (HIPAA audits, security certifications), go-to-market activities (sales team, marketing, trade shows), and operations (team expansion, infrastructure, legal services).

Risk Factors

An investment in Bionectech, Inc., involves a high degree of risk. We are an early-stage company with limited operating history and will require substantial additional capital to achieve our business objectives. We face competition from established healthcare IT companies and well-funded startups.

Product & Technology Overview

RXSmart.ai | Bionectech, Inc. | August 2025

How RXSmart.ai Works

1. **Patient Onboarding**

   Healthcare provider enrolls patient; medication regimen imported from EHR

2. **AI-Powered Reminders**

   Personalized reminders adapt to patient behavior and cognitive patterns

3. **Real-Time Monitoring**

   Caregivers and care teams receive alerts for missed doses or concerns

4. **Outcomes Tracking**

   Dashboard shows adherence rates, trends, and intervention recommendations

Platform Features

Adaptive AI Reminders

Machine learning algorithms personalize timing and frequency

Simplified Patient Interface

Designed for cognitive decline with large buttons, voice support

Caregiver Dashboard

Real-time visibility for family members and care teams

EHR Integration

FHIR-compliant connectivity with major healthcare systems

Predictive Analytics

Identifies patients at risk before adherence lapses

HIPAA Compliance

Enterprise-grade security built from the ground up

Technology Stack & Roadmap

Technology Stack

- Cloud-native architecture (AWS/Azure)
- AI/ML engine for personalization
- FHIR APIs for EHR connectivity
- iOS & Android mobile applications
- Real-time notification system
- HIPAA-compliant data infrastructure

Product Roadmap

- Q1 2026: Launch pilot programs
- Q2 2026: First commercial contracts
- Q3 2026: EHR integrations live
- Q4 2026: Scale to 500+ patients
- 2027: Multi-site expansion

TESTING THE WATERS COMMUNICATION

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

The Healthcare Crisis

Understanding the Medication Non-Adherence Epidemic

RXSmart.ai | Bionectech, Inc. | August 2025

The Crisis by Numbers

$290B

Annual cost of medication non-adherence in the U.S.

Source: NEHI Research

125,000

Preventable deaths each year from not taking medications as prescribed

Source: CDC

50%

Of patients with chronic conditions do not take medications correctly

Source: WHO

10%

Of all hospital admissions are caused by medication non-adherence

Source: JAMA

This is not just a healthcare problem, it is a national crisis hiding in plain sight.

The Human Cost

The Grandmother with Heart Failure

Margaret, 78, was hospitalized three times in one year. Each time, the cause was the same: she forgot to take her heart medication. Her family felt helpless watching her decline.

The Father with Diabetes

Robert, 72, managing diabetes and high blood pressure, confused his medications after a dosage change. A preventable stroke left him unable to walk or speak clearly.

The Caregiver's Burden

Susan drives 45 minutes each day to check if her mother with early Alzheimer's took her pills. She worries constantly when she cannot be there. She is exhausted.

Behind every statistic is a family suffering preventable heartbreak.

Why Current Solutions Fail

Pill Boxes

Require memory to use, the very thing patients lack. No alerts if doses are missed.

Smartphone Apps

Too complex for elderly users. Not designed for cognitive decline. Easily ignored notifications.

Pharmacy Calls

Reactive, not proactive. Only address refills, not daily adherence. No real-time visibility.

Family Reminders

Unsustainable burden on caregivers. Creates tension and guilt. Cannot scale.

The market needs a solution built specifically for cognitive decline, that is RXSmart.ai.